SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended March 31, 2003

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Bygdøy allé 2
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the three months ending 31 March, 2003

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	First quarter			Year
	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK

Operating revenues	44,814	5,660	37,766	167,040

Operating income	6,772	855	4,823	19,841
Non-consolidated investees	277	35	108	33
Interest income and other financial income	424	54	586	1,418
Other income, net	40	5	77	219

Earnings before interest expense and taxes (EBIT)	7,513	949	5,594	21,511
Interest expense and foreign exchange gain/(loss)	(1,059)	(134)	(832)	517

Income before taxes and minority interest	6,454	815	4,762	22,028
Income tax expense	(4,274)	(540)	(2,634)	(13,278)
Minority interest	21	3	4	15

Income before cumulative effect of change in accounting principle	2,201	278	2,132	8,765
Cumulative effect of change in accounting principle	281	35	—	—

Net income	2,482	313	2,132	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	8.50	1.10	8.30	34.00
Earnings per share (in NOK and Euro)	9.60	1.20	8.30	34.00

Financial data

EBITDA2) – million	11,164	1,410	8,588	35,658
Investments – million	4,810	608	26,403	45,716
Net interest-bearing debt/equity 3)	0.34	0.34	0.49	0.44

1)	Presentation in Euro is a convenience translation based on the exchange rate at March 31, 2003, which was 7.9176.
2)	Earnings before Interest, Tax, Depreciation and Amortization, see page 21.
3)	Net interest-bearing debt divided by shareholders’ equity plus minority interest.

Norsk Hydro’s net income in the first quarter of 2003 was NOK 2,482 million (NOK 9.60 per share), an increase from NOK 2,132 million (NOK 8.30 per share) in 2002. Net income included a positive effect to the change in accounting principle of NOK 281 million (1.10 per share).

“The first quarter of the year has been a period of continued improvements in operations in our three core areas. I would particularly like to highlight the strong development in Oil and Energy, where new oil and gas production records have been set, at the same time prices have been high. The extensive improvement programs in the aluminium operation are on schedule, and Hydro Agri has produced good results despite high energy costs and unfavorable development in foreign exchange rates. Good cash earnings further strengthen the company’s financial position. We will continue to maintain high pressure on internal improvement programs and stringent capital discipline,” says President and CEO, Eivind Reiten.

Hydro’s oil and gas production in the first quarter of 2003 reached an average of 552,000 barrels of oil equivalents per day (boed), with particularly high gas sales due to low temperatures on the European Continent. The development of the Grane oil field made highly satisfactory progress, and the field is expected to start production in October 2003. Thus far, the oil and gas production target for 2003 of an average of 510,000 boed is being maintained.

All comparative figures are for the corresponding period in 2002 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2003 presentation.

The improved results in Aluminium were mainly due to new activities following the acquisition of VAW and Technal in the first quarter of 2002. The markets remain weak, with margins for finished products under pressure. The strong Norwegian kroner, particularly in relation to the US dollar, continues to remain a challenge to Norwegian aluminium operations. The improvement programs are proceeding according to plan, and sharp focus will be directed during the year to ensuring that the targets are met despite the difficult market situation.

Hydro Agri continues to produce good results, although improved market conditions did not fully compensate for negative currency effects and high energy costs. Agri further strengthened its competitive position during the first quarter of 2003, principally through increasing its market share in Europe.

Provisions for tax amounted to NOK 4,274 million in the first quarter of 2003. This was equivalent to 66 percent of pre-tax income.

First quarter 2003

		Non-cons. inv.,
	Operating	Interest &	Other	Depreciation
NOK million	income loss)	selected fin.items	income	and amortization	EBITDA

Hydro Oil and Energy	6,175	108	—	2,385	8,668
Hydro Aluminium	653	128	—	791	1,572
Hydro Agri	807	133	—	262	1,202
Other Activities	(5)	31	23	211	260
Corporate and Eliminations	(858)	301	17	2	(538)

Total 1)	6,772	701	40	3,651	11,164

1)	See specification on page 25.

EBITDA for the first quarter of 2003 was NOK 11,164 million (NOK 8,588 million). Operating income in the first quarter of 2003 was NOK 6,772 million, an increase of 40 percent compared to the same period of the prior year. The improvement was mainly due to high oil and gas production and high oil prices. Acquisitions of VAW and Technal in the prior year made a significant positive contribution despite difficult markets. However, the strong Norwegian kroner, particularly in relation to the US dollar, put pressure on margins and negatively impacted the results reported by the various business areas.

Earnings from non-consolidated investees amounted to NOK 277 million (NOK 108 million). The increase was due to improved operations and higher fertilizer prices. In addition, the reversal of an unrealized loss on foreign exchange relating to the aluminium operations in Brazil contributed NOK 56 million, compared to a foreign exchange loss of NOK 4 million in the first quarter of 2002.

Other income amounted to NOK 40 million and was related to the sale of the Formiat activity in the second quarter of 2002. An agreed milestone was reached during the first quarter of 2003 resulting in additional consideration.

Cash flow from operations was NOK 6.6 billion (NOK 6.3 billion).

Investments in the first quarter of 2003 totaled NOK 4.8 billion. This sum included the effect of Hydro’s adoption of the accounting standard (FAS 143) for asset retirement obligations. This increased the gross level of investments by approximately NOK 1.9 billion. Adjusted for this effect, investments totaled NOK 2.9 billion, of which half were in the oil and gas operations.

In the fourth quarter of 2002, Hydro entered into power purchase contracts that resulted in unrealized gains of around NOK 900 million at year-end 2002. At the end of the first quarter of 2003, the fair value of these contracts declined to NOK 370 million. The reduction of NOK 530 million was comprised of approximately NOK 430 million charged to first quarter earnings and approximately NOK 100 million represented realized gains on matured contracts.

HYDRO OIL AND ENERGY

EBITDA

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	7,770	4,929	21,593
Energy and Oil Marketing	920	918	3,721
Eliminations	(22)	—	26

Total	8,668	5,847	25,340

Operating income (loss)
	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	5,482	3,008	13,137
Energy and Oil Marketing	715	699	2,784
Eliminations	(22)	—	26

Total	6,175	3,707	15,947

	First quarter		Year
	2003	2002	2002

Oil and gas production (thousands boed)	552	447	480
Oil price (USD/bbl)	31.80	21.10	24.70
Oil price (NOK/bbl)	224.20	188.20	194.20
Average exchange rate NOK/USD	7.06	8.90	7.88
Gas price (NOK/Sm3)	0.99	1.07	0.95
Exploration expense (NOK million)	390	714	3,558

Hydro Oil and Energy includes two sub-segments: Exploration and Production and Energy and Oil Marketing. Effective January 1, 2003, ownership of the major gas transportation pipelines on the Norwegian Continental Shelf was merged into a new joint venture named Gassled. Hydro’s gas transport operation is included in the Energy and Oil Marketing sub-segment as of that date; previously it was part of Exploration and Production. In 2002, this operation had revenues of NOK 1,750 million, an operating income of NOK 970 million and EBITDA of NOK 1,487 million. All prior period figures have been reclassified for comparative purposes.

EBITDA for Oil and Energy in the first quarter of 2003 was NOK 8,668 million, an increase of 48 percent compared with the first quarter of 2002. Operating income for the first quarter increased by 67 percent in relation to the corresponding period in 2002.

EXPLORATION AND PRODUCTION

EBITDA for Exploration and Production in the first quarter of 2003 was NOK 7,770 million, 58 percent higher than in the first quarter of 2002. Operating income in the first quarter of this year was NOK 5,482 million, compared to NOK 3,008 million in the corresponding period of the prior year. The increase was primarily due to higher production of both oil and gas, and higher oil prices measured in Norwegian kroner. In addition, exploration costs were lower than in the equivalent period of the prior year.

Hydro’s production of oil and gas in the first quarter of 2003 averaged 552,000 barrels of oil equivalents per day (boed), an increase of 105,000 boed compared with the first quarter of 2002. Oil production in the first quarter of 2003 averaged 396,000 barrels per day, an increase of around 17 percent in comparison with the same period of the prior year. Hydro’s share of production from the Oseberg fields increased as a result of an increase in its ownership interest in the fields following the acquisition of licenses from the Norwegian State’s Direct Financial Interest (SDFI) on May 10, 2002. Altogether, the production related to the purchase of SDFI licenses accounted for 44,000 boed in the first quarter of 2003. Production regularity was high during the period, and aintenance shutdowns reduced production by only 4,000 boed in the first quarter of 2003. Gas sales were high due to low temperatures on the European Continent, and gas production was around 42 percent higher in the first quarter than in the corresponding period of the prior year. Lower production is forecasted in the second quarter of 2003 compared to the first quarter of 2003 due to planned maintenance shutdowns that are expected to reduce production by around 20,000 boed. Gas sales are also expected to fall due to normal seasonal fluctuations and forecasted high prices in long-term gas contracts.

The average crude oil price in the first quarter of 2003 was USD 31.8 per barrel, compared to USD 21.1 per barrel in the corresponding period of the prior year. In terms of Norwegian kroner, the oil price was around 19 percent higher than in the first quarter of 2002. The average gas price was 7 percent lower in the first quarter than in the equivalent period of 2002, amounting to NOK 0.99 per Sm3.

Costs (production costs, depreciation and net tariffs) for the first quarter of 2003 were NOK 77 per boe produced compared with NOK 78 per boe in the corresponding period in 2002. The reduction in costs was mainly due to increased production and high production regularity. The change in accounting principle related to decommissioning and abandonment resulted in an increase in depreciation of approximately 80 øre per barrel of oil and gas produced for the first quarter of 2003.

Exploration costs amounting to NOK 390 million were charged to the results, compared to NOK 714 million in the first quarter of 2002. During the first quarter of 2003, two discoveries were confirmed on Block 17 in Angola (Hortensia and Acasia). So far in 2003, one well has been drilled and completed on the Norwegian Continental Shelf Ð PL128 (Lerke), which proved to be dry. A discovery was also made in Flemish Pass (Mizzen), Canada. This was not, however, considered large enough to be commercially viable, and the well costs were, therefore, expensed in the first quarter of 2003. Exploration activities were lower than in the corresponding quarter of the prior year, but are expected to increase for the rest of the year.

The development projects, Grane and Fram Vest, where Hydro is operator, made good progress. The cost of development for Fram Vest is according to plan, while the cost of the Grane development is still forecasted to be approximately NOK 1 billion less than what was estimated when the development was approved. Production start for both these fields is planned for October 1, 2003. The Ormen Lange project is also on schedule and the plan for development and operation (PDO) is due for submission in the fourth quarter of 2003.

The sale of interests in the Njord and Brage fields to Offshore Engineering Resources AS (OER) was approved by the authorities on February 1, 2003. The agreed sales price was effective as of January 1, 2002. According to the agreement, Hydro remained as the operator of the fields until the approval date and the earnings from the fields during this time period were recorded as income in Hydro’s books. As of the approval date the ownership of the fields was transferred to OER resulting in a NOK 19 million loss for the first quarter of 2003. This loss was mainly due to the sales price being reduced by the net cash flow generated from the fields from January 1, 2002 until the approval date.

ENERGY AND OIL MARKETING

EBITDA and operating income for Energy and Oil Marketing in the first quarter 2003 were at levels comparable to the corresponding period of the prior year. As of January 1, 2003, Hydro’s gas transportation activities (as an owner of interests in the major gas transportation systems on the Norwegian Continental Shelf) are being reported as part of Energy and Oil Marketing’s gas activities. Prior periods figures have been reclassified for comparative purposes.

EBITDA and operating income from the Power Sourcing and Marketing activities decreased by approximately NOK 200 million in the first quarter of 2003 compared to the same period in 2002. Power production in the first quarter of 2003 was 1.7 TWh, a reduction of 36 percent compared to the corresponding period of the prior year. The price for electricity declined during the first quarter of 2003 from 63 øre per kWh to 25 øre per kWh; however, average spot prices for the first quarter of 2003 remained high at 40 øre/kWh compared to 17 øre/kWh in the same period of the prior year. In the first quarter of 2003 electricity forward prices also declined. The power contract portfolio had a market value of approximately NOK 70 million at the end of the first quarter, compared to approximately NOK 300 million at the beginning the quarter. Hydro recognized unrealized gains related to these contracts in fourth quarter 2002. During the first quarter of 2003, a gain of approximately NOK 100 million was realized, while the reduction in power prices during the quarter resulted in a net unrealized loss of approximately NOK 130 million.

Operating income from gas activities improved by approximately NOK 150 million compared to the same period in the prior year, of which approximately one-third related to Gas Sourcing and Marketing activities and the remaining two-thirds from Gas Infrastructure, which manages Hydro’s ownership interests, through Gassled, in the gas transportation pipelines on the Norwegian Continental Shelf. Gas Sourcing and Marketing experienced improved trading operations during the first quarter 2003. The improved results in Gas Infrastructure compared to the corresponding period of the prior year were mainly due to increased tariff revenues and reduced depreciation as a result of a longer license period for some of the gas transportation assets in connection with the establishment of Gassled as of January 1, 2003. The increase in EBITDA compared to first quarter of 2002 was approximately NOK 100 million.

EBITDA and operating income from the Oil Trading and Refining activities improved by approximately NOK 50 million compared to the same period in the prior year. Strong natural gas liquids (NGL) trading contributed to this improvement. The average refinery margin for the first quarter of 2003 was USD 5.6 per barrel, which is well above historic average, compared to a low margin of USD 1.3 per barrel for the same period of the previous year. Results from refining activities in the first quarter included inventory losses of NOK 30 million compared to inventory gains of NOK 49 million in the same period of the prior year.

EBITDA for Oil Marketing in the first quarter of 2003 was NOK 122 million, an increase of 79 percent compared with the first quarter of the previous year. The increase primarily reflected increased margins, including inventory gains. Inventory gains of NOK 85 million were reflected in EBITDA in the first quarter of 2003 compared to inventory gains of NOK 34 million in the same period of the prior year. Operating income increased by NOK 21 million to NOK 40 million in the first quarter of 2003 for the same reasons described above.

HYDRO ALUMINIUM

EBITDA

	First quarter		Year
NOK million	2003	2002	2002

Metals	1,047	550	2,703
Rolled Products	168	28	258
Extrusion and Automotive	329	194	1,084
Other and eliminations	28	127	289

Total	1,572	899	4,334

Operating income (loss)
	First quarter		Year
NOK million	2003	2002	2002

Metals	572	256	1,690
Rolled Products	—	(14)	(295)
Extrusion and Automotive	52	(24)	14
Other and eliminations	29	127	289

Total	653	345	1,698

	First quarter		Year
	2003	2002	2002

Aluminium price LME (US dollar/tonne)	1,377	1,356	1,354
USD/NOK, realized1)	7.21	9.01	8.34
Primary production (Kmt)	343	220	1,253

1)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss and not included in EBITDA.

The Aluminium business area is comprised of the following sub-segments:

Metals (Primary Metals and Metal Products)
Rolled Products
Extrusion and Automotive (including the North America unit)

Hydro acquired VAW and Technal during the first quarter of 2002. Both companies are fully integrated into the operations of Hydro Aluminium. Hydro’s consolidated results include the operating results of VAW as of March 15, 2002 and Technal, as of January 26, 2002.

Hydro Aluminium’s EBITDA for the first quarter of 2003 was NOK 1,572 million, an increase of NOK 673 million compared to the same period of the prior year. Operating income for the quarter was NOK 653 million, compared to NOK 345 million for the corresponding period in 2002. The increase was mainly due to the inclusion of VAW for the entire first quarter of 2003 and lower non-recurring and restructuring items compared to the first quarter of 2002. EBITDA and operating income for the first quarter of 2002 were charged with non-recurring items of approximately NOK 250 million, mainly related to manning reductions and higher cost of goods sold for items sold from VAW’s inventory that were valued at fair value at the acquisition date. Restructuring costs of NOK 59 million were recorded in the first quarter of 2002 relating to the closure of the primary magnesium plant in Porsgrunn, Norway. In the first quarter of 2003, EBITDA included a positive effect of NOK 56 million mainly related to a reversal of an unrealized currency loss on a USD-denominated debt in the Brazilian company, Alunorte, a non-consolidated investee. This effect is not included in operating income.

Excluding new business and non-recurring items, EBITDA and operating income declined approximately NOK 250 million in the first quarter of 2003 compared to the same period of the prior year. This was mainly due to lower realized aluminium prices in Norwegian kroner.

The first quarter 2003 results for all of Hydro Aluminium’s sub-segments were affected by the stagnating demand and weak market conditions, which led to increased pressure on prices and product margins compared with the first quarter of 2002. Realized aluminium prices measured in Norwegian kroner declined by approximately 18 percent from the corresponding period of the prior year. The decline in margins, including currency effects, reduced results compared to the same period of 2002 by nearly NOK 500 million, half of which was offset by increased volumes and reduced fixed costs. Volume increases were largely due to improvements in productivity and production start-up under long-term automotive supply contracts.

In 2001 and 2002, Hydro Aluminium initiated improvement programs with the target to reduce annual costs by NOK 2.5 billion with full effect in 2004 compared to the cost level of the combined VAW and Hydro Aluminium businesses in 2001. The programs are on track and achieved improvements totalling an accumulated NOK 1.3 billion at the end of the first quarter of 2003. This was an increase from the end of 2002 of NOK 0.3 bil-

lion. Costs of the implementation of the improvement programs were NOK 48 million in the first quarter of 2003.

The market outlook for the remainder of the year is still uncertain. Although some closures in smelter capacity have taken place or are announced, it is expected that the industry will continue building inventories and further price pressure may result.

METALS

Metals includes primary and remelt aluminium and magnesium activities. Related activities in the US are included as part of the Extrusion and Automotive sub-segment.

EBITDA for Metals in the first quarter of 2003 was NOK 1,047 million which was nearly double the amount for the same period last year. Operating income for the quarter was NOK 572 million, compared to NOK 256 million for the corresponding period in 2002. The activities of the former VAW contributed approximately NOK 470 million to EBITDA and approximately NOK 330 million to operating income in the first quarter of 2003. Non-recurring items contributed positively to EBITDA with NOK 50 million in the first quarter of 2003 compared with a charge of NOK 233 million for the same period last year. In the first quarter of 2003, EBITDA included a reversal of an unrealized currency loss on USD-denominated loans held by the Brazilian non-consolidated investee, Alunorte, of NOK 56 million (a loss of NOK 4 million in 2002). This effect is not included in operating income.

Excluding VAW activities, non-recurring items and the currency effect related to Alunorte, EBITDA and operating income decreased by NOK 195 million and NOK 211 million, respectively. The decline was mainly due to the weakening of the NOK against the USD exchange rate. This was partially offset by lower fixed costs and higher volumes. Shipments of extrusion ingots increased by approximately 20 percent.

Hydro realized an LME price of USD 1,377 per tonne for the first quarter of 2003 compared to USD 1,356 per tonne for the same period of the prior year, an increase of approximately 2 percent. Measured in Norwegian kroner, realized aluminium prices declined by approximately 18 percent in the first quarter of 2003 compared to the same period of the prior year. In connection with the expansion in the Sunndal metal plant, part of the sales for new production capacity was hedged using LME future contracts and US dollar forward contracts for years 2003 to 2007. This secures an aluminium price of approximately NOK 14,000 per tonne. Approximately 66,000 tonnes of production, spread evenly across the quarters, are hedged for 2003. This positively impacted the results with about NOK 65 million in the first quarter of 2003.

Metals has long-term electricity contracts; and therefore, its results were not affected by this past winter’s exceptionally high power prices in Norway. Production was, however, somewhat reduced for some periods and start-up of new cells delayed as Hydro benefited from re-selling electricity into the spot market.

Realized results of trading activities improved by NOK 85 million compared to the first quarter of 2002. Operating income for trading improved mainly due to currency effects which positively impacted margins.

Hydro Aluminium’s brownfield expansion projects are all progressing according to plan and within budget. The expansion of the 50 percent-owned Søral primary aluminium plant has been brought up to full capacity during the first quarter. The expansion of the alumina refinery, Alunorte, in Brazil was completed in early April 2003. The first cells of the expansion of the aluminium plant in Sunndal, Norway which replace an old line of production were put into operation in late 2002. The fully expanded smelter will be operational in 2004. The expansion will increase capacity by 173,000 tonnes to a total annual capacity of 330,000 tonnes. These brownfield projects will improve Metals’ cost position and competitiveness.

ROLLED PRODUCTS

EBITDA for Rolled Products for the first quarter of 2003 was NOK 168 million, an increase of NOK 140 million from the comparable period of the previous year. Operating income for the first quarter of 2003 was at an unsatisfactory break-even level, only a slight improvement from the operating loss in the same period of last year. Non-recurring items represented a charge of NOK 9 million in the first quarter of 2003 compared to NOK 48 million in the same period of the prior year. The charge in 2003 was related to improvement measures being taken at the loss-generating Holmestrand rolling mill in Norway.

Excluding non-recurring items, EBITDA was NOK 177 million, an improvement of NOK 100 million compared to the prior year. The activities of the former VAW contributed approximately NOK 157 million to EBITDA and NOK 19 million to the operating income in the first quarter of 2003.

Difficult market conditions and higher scrap metal cost negatively affected margins. Consumption of rolled products both in Europe and the US appears to be stagnant, although sales volumes were higher in the first quarter of 2003 than in the fourth quarter of 2002, which were low due to seasonality. Inventory losses from falling metal prices negatively impacted earnings by NOK 19 million.

An improvement program is being implemented at the Holmestrand rolling mill in Norway to rapidly improve its cost position and competitiveness. The Holmestrand mill is dependent on aluminium scrap as its main source of raw material and is suffering from declining margins due to higher raw material costs. The improvement program is expected to produce annual cost reductions of NOK 80 million, with manning reductions being one of the main factors. Manning will be reduced by 80 persons, representing 16 percent of total workforce.

EXTRUSION AND AUTOMOTIVE

EBITDA for Extrusion and Automotive for the first quarter of 2003 was NOK 329 million compared with NOK 194 million in the corresponding period of the prior year. Operating income for the quarter was NOK 52 million, compared to a loss of NOK 24 million for the corresponding period in 2002. Excluding the operations of Technal, VAW, and non-recurring items, EBITDA and operating income increased by approximately NOK 50 million. The impact of higher volume and reduced fixed cost more than offset weaker margins.

The market remained weak in Europe and North America. Margins fell compared to the first quarter 2002, primarily due to price pressure in European extrusions and for Automotive. Total shipments increased compared to the first quarter 2002, due to productivity improvements, as well as new product launches within Automotive. Fixed costs developed positively reflecting the effects of ongoing improvement programs, offsetting additional fixed costs in Automotive due to the new product launches. Results for automotive casting activities were weak primarily due to low demand and production problems at some units.

HYDRO AGRI

	First quarter		Year
NOK million	2003	2002	2002

EBITDA	1,202	1,383	3,945

Operating income	807	958	2,207

	First quarter		Year
Sales including third party products (1,000 tonnes) 1)	2003	2002	2002

Europe	3,329	2,996	10,077
Outside Europe	2,211	2,174	11,580

Total	5,540	5,170	21,657

Hydro’s own production from Europe	3,514	3,251	11,136

1)	Sales volume includes fertilizer products and nitrogen products for technical use.

EBITDA for Hydro Agri was NOK 1,202 million in the first quarter of 2003, compared to NOK 1,383 million in the same quarter last year. Operating income in the quarter amounted to NOK 807 million, compared to NOK 958 million in 2002. Results, reflected in US dollars, were considerably stronger compared with the same quarter of the prior year; however, when converted to Norwegian kroner, results were lower compared to the prior year.

Results were severely impacted by exchange rates and high energy prices. The US dollar was considerably weaker than the euro (23 percent) and the Norwegian kroner (21 percent) and negatively impacted results by around NOK 375 million compared to the first quarter of the prior year. Higher oil and gas costs also contributed to lower results by NOK 290 million compared with the same period of the prior year. Energy costs for the gas-based ammonia factories in Europe reflected the fuel oil prices of the previous six months. Two of the factories, which represent around 25 percent of Hydro’s European ammonia production capacity, use heavy oil and wet gas as raw materials. The spot prices for these products, which were high during the first quarter of 2003, had an immediate effect on the raw material costs in this part of the operation.

The price of urea increased from USD 108 to USD 139 (29 percent) in relation to the first quarter of 2002. High gas prices in the US led to higher costs for producers, which again led to shutdown of production capacity. North American ammonia and urea producers acted as swing producers during the first quarter of 2003. The rise in ammonia and urea prices also had a positive effect on nitrogen fertilizer prices in Europe. In total, higher prices improved results by around NOK 510 million in relation to the same quarter of the prior year.

Hydro Agri’s total sales volumes increased due to higher sales of nitrate products and urea compared with the first quarter of 2002. As a result, Hydro’s leading position in the nitrogen products market was reinforced during the first quarter of 2003.

Hydro’s sales volumes to markets outside of Europe increased by 2 percent during the first quarter of 2003 compared to the same period of the prior year. The underlying growth in nitrogen fertilizer was stronger, as Hydro sold its interest in Farmland Hydro in 2002, and thus reduced its phosphate fertilizer sales. The development in the North American fertilizer market paved the way for additional growth in sales volumes with higher margins. The development in Latin America was also positive in relation to the same quarter in 2002.

Lower imports to the West European fertilizer markets have reduced fertilizer inventories for West European producers. Combined with the rise in urea prices and a somewhat improved balance in the nitrate market, this boosted the price development. In terms of US dollars, nitrate and NPK prices were around 20 percent higher than in the first quarter of 2002. The margins for nitrate products compared to urea were in line with the same period of the prior year.

Hydro’s sale of nitrogen fertilizer in the European markets increased by 11 percent compared with the first quarter of 2002, mainly at the cost of imported products. The increase in Hydro’s sales volumes should be seen in context with the decline in deliveries in the third and fourth quarter of 2002. The total consumption of fertilizer during the fertilizer season in Western Europe is forecasted to remain at the same level as in the previous season. Hydro’s market share is expected to increase somewhat over the fertilizer season, mainly as a result of lower imports.

Productivity in both the production and marketing systems improved, with production and sales volumes increasing by 6 and 7 percent, respectively. In addition, total fixed costs were lower by NOK 21 million compared with 2002. The current improvement programs have reduced net operating capital days by 14 percent in relation to the first quarter of the prior year. The improvement in net operating capital over the last four years was almost NOK 3 billion as a result of better inventory management and shorter credit periods.

The industrial products segment, Hydro Gases and Chemicals (HGC) achieved EBITDA of NOK 185 million and an operating income of NOK 128 million in the first quarter of 2003, a reduction of around NOK 20 million from the highly satisfactory level achieved in the first quarter of 2002. The lower results were due to higher nitrogen raw materials costs, which were not fully compensated for by higher product prices. The sale of applications for special segments within the nitrogen area increased and made a valuable contribution to Hydro Agri’s results. Carbon dioxide volumes were also satisfactory as a result of positive market developments and high regularity in the ammonia factories.

Hydro Agri’s largest production plant for nitrogen products in Sluiskil, the Netherlands, had to reduce nitrogen fertilizer production following a fire in one of the nitric acid plants on March 29, 2003. This is not expected to have a significant effect on Hydro Agri’s results, although some operations will be closed down for a few weeks.

The positive market situation is expected to continue into the second quarter of 2003, however currency effects and energy costs will continue to have a negative impact in the second quarter of 2003. High oil and gas prices will cause energy costs in Europe to increase by between NOK 350 and 400 million compared with the second quarter of 2002.

OTHER ACTIVITIES

EBITDA

	First quarter		Year
NOK million	2003	2002	2002

Petrochemicals	93	28	320
Other	167	135	724

Total	260	163	1,044

Operating Income (loss)

	First quarter		Year
NOK million	2003	2002	2002

Petrochemicals	1	(46)	(35)
Other	(6)	(48)	48

Total	(5)	(94)	13

Other activities consists of Petrochemicals, Treka AS (formerly A/S Korn- og Foderstof Kompagniet, KFK), VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, and Hydro Business Partner.

PETROCHEMICALS

EBITDA for Petrochemicals increased by NOK 65 million and operating income increased by NOK 47 million in the first quarter of 2003 compared with the same period of the prior year. The improved result was mainly due to higher prices for S-PVC and lower fixed costs, but was partly offset by higher ethylene cracker feeds-stock costs and higher costs for purchased ethylene. Results from non-consolidated investees were approximately NOK 23 million higher compared to the same period of the prior year mainly due to improved product prices.

In the beginning of April 2003, Hydro Polymers, Hydro Agri and Borealis announced that an agreement has been signed with Statoil regarding the purchase of Statoil’s and Petoro’s total volumes of ethane from Kårstø, Norway until 2015. In March 2003, the Board of Directors approved the construction of a new chlorine plant at Rafnes, Norway with an estimated investment of approximately NOK 1 billion. These measures will secure the long-term supply of raw materials to Rafnes and improve Petrochemicals’ competitive position and secure its long-term asset value.

S-PVC prices increased towards the end of first quarter 2003 and are expected to continue to rise slightly in the second quarter. Raw material costs are affected by developments in the oil price and are expected to decrease.

TREKA AS (formerly A/S KORN-OG FODERSTOF KOMPAGNIET –KFK)

The sale of Treka’s Swedish feed and grain activities was completed on January 31, 2003. The completion of this transaction did not have a significant effect on the results.

FLEXIBLE PACKAGING

Flexible Packaging was acquired as part of VAW, and included in Hydro’s operating results from March 15, 2002. During the fourth quarter of 2002, an agreement was signed to sell the Flexible Packaging operations to Alcan. The sale is expected to be completed during the second quarter of 2003.

CORPORATE ACTIVITIES AND ELIMINATIONS

Operating income for corporate activities and eliminations in the first quarter of 2003 was negative and amounted to NOK 858 million. The result was heavily impacted by increases in pension costs, including employers’ national insurance contribution for pensions, and the reversal of eliminations of unrealized gains in connection with power contracts.

Costs relating to pension plans charged to Corporate and Eliminations in the first quarter of 2003 amounted to around NOK 460 million, compared to NOK 30 million in the first quarter of 2002. The increase in 2003 included a one-time loss of around NOK 230 million arising out of pension fund commitments in connection with the reduction of members in certain pension schemes in Norway. The reduction in the number of employees was due to manning reductions and early retirement arrangements. As a result, Hydro charged to income a proportion of the net loss in connection with these arrangements. Approximately NOK 30 million of the remaining NOK 230 million was connected to pension arrangements in the former VAW, and around NOK 200 million was connected to the anticipated rise in pension costs for 2003, including employers’ national insurance contribution, mainly as a result of the increase in pension commitments and the reduction in pension funds in 2002.

Hydro Energy is responsible for ensuring the supply of electricity for the company’s own consumption. At the end of 2002, Hydro Energy entered into power contracts in the spot market to compensate for the low forecasted electricity production in 2003 and to protect Hydro against high electricity prices for its own activities. Hydro Energy, therefore, entered into sales contracts with the other units in the Group. Exceptionally high electricity prices in Norway at the end of 2002 resulted in unrealized gains on external purchase contracts of approximately NOK 900 million and a loss on internal electricity sales with an estimated market value of approximately NOK 600 million. For the Hydro units, the internal purchase contracts are regarded as ordinary contracts and are not recorded at market value. In the fourth quarter of 2002 the elimination of the effect of the market value estimation in connection with the sales contracts between Hydro Energy and the other units in Hydro had a positive effect on operating income and EBITDA of around NOK 600 million, and was included in the corporate eliminations. As a result of lower electricity prices in the first quarter of 2003 and the realization of some of the volume in the contracts, half of the unrealized gain recorded at year-end 2002 in corporate activities and eliminations was reversed in the first quarter of 2003 and approximately NOK 300 million was charged to earnings. Of this amount, approximately NOK 200 million was related to reduced fair value of the portfolio due to declining electricity prices. The remaining NOK 300 million of this elimination is expected to be reversed in the remainder of 2003.

FINANCE

	First quarter		Year
NOK million	2003	2002	2002

Interest income	415	473	1,548
Dividends received / net gain/(loss) on securities	9	113	(130)

Interest income and other financial income	424	586	1,418

Interest expense	(740)	(817)	(3,189)
Capitalized interest	178	117	607
Net foreign exchange gain (loss)	(469)	(96)	3,262
Other	(28)	(36)	(163)

Interest expense and foreign exchange gain/(loss)	(1,059)	(832)	517

Net financial income (expense)	(635)	(246)	1,935

Net financial costs in the first quarter of 2003 were NOK 635 million (NOK 246 million). Of the total increase of NOK 389 million, approximately NOK 375 million was connected to higher currency losses compared with the same period of the prior year. During the first quarter of 2003, the Norwegian kroner fell against the US dollar, the Euro and the Canadian dollar, which resulted in a currency loss, which was partly offset by the weakening of the US dollar against the Euro and the Australian dollar, which led to foreign exchange gain. The weakening of the Argentine peso was the main reason for the foreign exchange loss in the first quarter of 2002.

Interest income of NOK 415 million in the first quarter of 2003 included interest income in connection with the successful tax case, amounting to NOK 148 million. The high interest income in the first quarter of 2002 was due to high cash reserves prior to the VAW acquisition.

Net interest bearing debt at the end of the first quarter of 2003 was NOK 28.5 billion, compared with NOK 34.2 billion at the beginning of the first quarter of 2003.

Hydro’s debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interest was 0.34 at the end of the first quarter of 2003, compared with 0.44 at the end of 2002. The reduction was mainly due to cash earnings in the first quarter of 2003. A major tax payment was due on April 1, 2003. Adjusted for this payment, the ratio is 0.41, which is better than Hydro’s long-term target of 0.5.

TAX

The provisions for current and deferred taxes for the first quarter of 2003 amounted to NOK 4,274 million, which was equivalent to 66 percent of income before tax. This amount was mainly comprised of current taxes. The equivalent figures for the first quarter of 2002 were NOK 2,634 million and 55 percent, respectively.

The Supreme Court of Norway found in favor for Norsk Hydro ASA in the hearing on taxation of Group contributions for the 1993 tax year in an unanimous judgment on February 7, 2003. Hydro will be reimbursed with NOK 177 million in tax and NOK 148 million in interest, which was included in the income for the first quarter of 2003. Excluding this tax effect, the tax percent for the first quarter of 2003 would have been around 69 percent.

The high tax rate in both 2003 and 2002 was due to the 78 percent marginal tax rate on oil and gas operations in Norway, which account for a relatively large portion of earnings. The increase in the tax rate in relation to the first quarter of 2002 was mainly due to the increased share of earnings in the oil and gas operations.

Oslo, April 28, 2003
Board of Directors

LIQUIDITY AND CAPITAL RESOURCES

Hydro’s cash holdings (cash and cash equivalents) as of March 31, 2003 were NOK 12,111 million, an increase of NOK 6,146 million, compared to its cash position as of December 31, 2002.

Net cash provided by operating activities was NOK 6,595 million for the first quarter of 2003, roughly the same amount as in the corresponding period of the prior year.

Net cash provided by investing activities in the first quarter of 2003 amounted to NOK 164 million compared to net cash used for investing activities of NOK 18,774 million for the first quarter of the prior year. The primary reasons for the cash inflow from investing activities were higher proceeds from sales of short and long-term investments during the first quarter of 2003. During the corresponding period of the prior year, purchases of long-term investments, principally the VAW and Technal acquisitions, accounted for the largest portion of the Company’s investing activities.

Net cash used in financing activities was NOK 904 million in the first quarter of 2003 compared to net cash used in financing activities of NOK 1,508 million in the first quarter of 2002. The decrease in net cash outlay was mainly due to higher loan proceeds.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company’s Form 20-F for 2002.

During the first three months of 2003, the Company’s positions in certain aluminum, energy, and other financial instruments, and their related market prices, have changed in such a manner that its exposure to commodity price and interest rate risk has decreased and increased, respectively. The decrease in commodity price risk was mainly due to the change in Hydro’s exposure in aluminium positions compared to year end 2002. Inclusion of VAW’s long LME positions more than offset existing short LME positions and reduces Hydro’s overall net exposure to increases in commodity prices. The effect resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments. The increase in interest rate risk was due to Hydro’s financial instruments. An increase in the long term USD interest rates compared to year end 2002 resulted in an overall increase in the hypothetical loss in the fair value of Hydro’s financial instruments. These factors have led to an increase and decrease in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002. As discussed therein, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro’s management cautions against relying on the information presented.

The remaining activities for the first three months of 2003 have not materially impacted the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

FORWARD LOOKING STATEMENTS

In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of 31 March, 2003 and 2002, and the related condensed consolidated statements of income and of cash flows for each of the three-month periods then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December, 2002, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated 28 February, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December, 2002, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

DELOITTE & TOUCHE AS

Oslo, Norway
28 April, 2003

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Year ended
		First quarter		December 31,
	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK

Operating revenues	44,814	5,660	37,766	167,040
Depreciation, depletion and amortization	3,622	457	2,967	13,912
Other operating costs	34,420	4,348	29,917	133,297
Restructuring costs	—	—	59	(10)

Operating income	6,772	855	4,823	19,841

Equity in net income of non-consolidated investees	277	35	108	33
Interest income and other financial income	424	54	586	1,418
Other income, net	40	5	77	219

Earnings before interest expense and tax (EBIT)	7,513	949	5,594	21,511

Interest expense and foreign exchange gain/(loss)	(1,059)	(134)	(832)	517

Income before tax and minority interest	6,454	815	4,762	22,028

Income tax expense	(4,274)	(540)	(2,634)	(13,278)
Minority interest	21	3	4	15

Income before cumulative effect of change in accounting principle	2,201	278	2,132	8,765
Cumulative effect of change in accounting principle	281	35	—	—

Net income	2,482	313	2,132	8,765

Earnings per share before change in accounting principle (in NOK and Euro)	8.50	1.10	8.30	34.00
Earnings per share (in NOK and Euro)	9.60	1.20	8.30	34.00

Average number of outstanding shares	257,960,532	257,960,532	257,634,172	257,799,411

     1) Presentation in EURO is a convenience translation based on the exchange rate at March 31, 2003, which was 7.9176.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		March 31,	December 31,
	2003	2003	2002	2002

Million, except per share data	NOK	EUR1)	NOK	NOK

ASSETS

Cash and cash equivalents	12,111	1,530	12,899	5,965
Other liquid assets	1,596	202	2,553	2,647
Receivables	43,940	5,549	43,394	40,553
Inventories	17,438	2,202	19,319	17,232

Total current assets	75,085	9,483	78,165	66,397

Property, plant and equipment, less accumulated depreciation, depletion and amortization	114,875	14,509	109,973	112,342
Other assets	31,249	3,947	29,286	28,472

Total non-current assets	146,124	18,456	139,259	140,814

Total assets	221,209	27,939	217,424	207,211

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	7,834	989	12,004	7,306
Current portion of long-term debt	822	104	2,722	1,958
Other current liabilities	43,467	5,490	40,095	38,593

Total current liabilities	52,123	6,583	54,821	47,857

Long-term debt	31,906	4,030	36,459	30,902
Other long-term liabilities	18,484	2,335	14,836	14,633
Deferred tax liabilities	35,848	4,528	33,758	36,809

Total long-term liabilities	86,238	10,893	85,053	82,344

Minority shareholders’ interest in consolidated subsidiaries	1,215	153	1,352	1,143

Shareholders’ equity	81,633	10,310	76,198	75,867

Total liabilities and shareholders’ equity	221,209	27,939	217,424	207,211

1) Presentation in EURO is a convenience translation based on the exchange rate at March 31, 2003, which was 7.9176.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		First quarter		Year
	2003	2003	2002	2002

Million	NOK	EUR1)	NOK	NOK

Operating activities:

Net income	2,482	313	2,132	8,765

Adjustments:
Depreciation, depletion and amortization	3,622	457	2,967	13,912
Other adjustments	491	62	1,250	(892)

Net cash provided by operating activities	6,595	833	6,349	21,785

Investing activities:

Purchases of property, plant and equipment	(2,797)	(353)	(3,213)	(19,573)
Purchases of other long-term investments	(78)	(10)	(16,236)	(18,104)
Net sales (purchases) of short-term investments	1,057	134	(8)	(1,154)
Proceeds from sales of property, plant and equipment	364	46	370	908
Proceeds from sales of other long-term investments	1,618	204	313	1,477

Net cash provided by (used in) investing activities	164	21	(18,774)	(36,446)

Financing activities:

Loan proceeds	864	109	60	707
Principal repayments	(1,789)	(227)	(1,585)	(4,196)
Ordinary shares issued	21	3	17	70
Dividends paid	—	—	—	(2,576)

Net cash used in financing activities	(904)	(115)	(1,508)	(5,995)

Foreign currency effects on cash flows	291	37	(316)	(527)

Net increase (decrease) in cash and cash equivalents	6,146	776	(14,249)	(21,183)

Cash and cash equivalents at beginning of period	5,965	754	27,148	27,148

Cash and cash equivalents at end of period	12,111	1,530	12,899	5,965

     1) Presentation in EURO is a convenience translation based on the exchange rate at March 31, 2003, which was 7.9176.

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2002 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the three months ended 31 March, 2003 and 2002, was NOK 5,766 and NOK 1,405 million, respectively. Total comprehensive income for March 31, 2003 was higher primarily due to increase in foreign currency translation gain compared to the same period of prior year.

Total comprehensive income for the year ended December 31, 2002 was NOK 3,516 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro discontinued production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn production facilities in March of 2002, and has started the clean up and dismantling work. Dismantling and clean-up work are expected to be substantially completed during 2003. As part of the closure of the plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001; of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, and NOK 40 million was related to reduction in inventories due to obsolences; the remaining NOK 660 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002.

The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the twelve-month period ended 31 December 2002, and the three-month period ended 31 March 2003:

Amounts in	Demolition	Workforce	Shutdown costs	Contract
NOK million	Costs	severance	of operations	termination	Total

31 December, 2001	316	130	98	116	660

Additions/(Deductions) 1)	—	59	—	(69)	(10)
Payment	(41)	(171)	(98)	(47)	(357)
31 December, 2002	275	18	—	—	293

Additions/(Deductions) 1)	—	—	—	—	—
Payment	(19)	(4)	—	—	(23)
31 March, 2003	256	14	—	—	270

     1) Charged to the income statement

4. INVENTORIES

	31 March,		31 December,
in NOK million	2003	2002	2002

Finished goods	8,295	10,311	8,804
Work in progress	2,971	2,846	2,734
Raw materials	6,172	6,162	5,694

Total	17,438	19,319	17,232

5. CONTINGENCIES

Hydro is involved in or threatened with various legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

CHANGES IN SHAREHOLDERS’ EQUITY

	First quarter		Year
NOK million	2003	2002	2002

Shareholders’ equity at beginning of period	75,867	74,793	74,793
Net income	2,482	2,132	8,765
Dividend declared and paid	—	—	(2,576)
Foreign currency translation, net	3,719	(989)	(7,207)
Hedge of net investment and cash flow hedge	(421)	260	2,312
Other items recorded directly to shareholders’ equity	(14)	2	(354)
Reissue (purchase) of treasury stock	—	—	134

Shareholders’ equity at end of period	81,633	76,198	75,867

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2002 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2003 in accordance with the description in the 2002 Annual Report and in this Report. Interim figures are unaudited.

CHANGE IN ACCOUNTING PRINCIPLES

Hydro implemented the new accounting standard for asset retirement obligations, such as decommissioning and abandonment of oil and gas production platforms, facilities and pipelines [SFAS 143] beginning January 1, 2003. The new accounting standard requires that the fair value of future asset retirement obligations be recorded in the Company’s balance sheet in the period it is incurred; accordingly, obligations for oil and gas installations should be recognized at the start of production. Asset retirement costs are capitalized as part of the asset’s original cost and depreciated over the asset’s useful life, while changes to the present value of the obligations are charged to earnings. As a result of the new accounting standard, a positive after-tax effect of NOK 310 million was recorded as “cumulative effect of change in accounting principles” in the Company’s results of the first quarter of 2003. The changes also resulted in an increase in the capitalized value of fixed assets by NOK 1,101 million. The increase in the original cost of fixed assets was NOK 1,932 million and related accumulated depreciation was NOK 831 million. In addition, liabilities for asset retirement obligations increased NOK 2,418 million to NOK 4,519 million, and the deferred tax obligation increased NOK 465 million. The Norwegian State’s share of abandonment costs is equivalent to the corresponding taxation rate during the asset’s production period. This was accounted for as a long-term receivable of NOK 2,092 million. Provision for abandonment obligations in previous periods was recorded net of the Norwegian State’s share. Due to the new standard, the abandonment obligation is recorded on a gross basis, and the Norwegian State’s share is recorded as a receivable in the balance sheet.

The following table reconciles the reported net income, reported earnings per share and asset retirement obligations to that which would have resulted for the three months ended March 31, 2002 and for the year ended December 31, 2002, assuming SFAS 143 were adopted January 1, 2002.

ASSET RETIREMENT OBLIGATIONS

		First quarter	Year
NOK million, except per share data	January 1, 2002	2002	2002

Reported net income		2,132	8,765
Depreciation change (after tax)		(3)	(25)

Pro forma net income		2,129	8,740

Reported earnings per share		8.30	34.00
Depreciation change (after tax) earnings per share		0.00	0.00

Pro forma earnings per share		8.30	34.00

Pro forma Asset Retirement Obligations	4,218	4,308	4,519

Hydro Energy has changed its accounting treatment for certain energy contracts in accordance with EITF 02-3, which changes recognition and reporting of gains and losses on energy contracts. As of January 1, 2003, this standard requires energy contracts that are not derivatives to be recorded at the lower of historical cost and fair value. Certain of these contracts were previously accounted for at their market value. The change in accounting treatment resulted in an after-tax charge of NOK 29 million to cumulative change in accounting principles.

Consolidation of Variable Interest Entities
 In January 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46) was issued and addresses consolidation of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, does not apply. Variable interest entities have commonly been referred to as special purpose entities. The Interpretation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary of the variable interest entity, and therefore should consolidate the entity. The interpretation is to be applied for variable interest entities created after January 31, 2003, and must be applied by the third quarter of 2003 to variable interest entities existing before January 31, 2003.

FIN 46 has not led to consolidation of units in the first quarter of 2003 which would not have been consolidated under the previous regulation. Hydro is currently in the process of evaluating existing arrangements to determine if they are variable interest entities. FIN 46 may not apply to any of Hydro’s investments or arrangement. If it is determined to apply, entities may be consolidated into Hydro’s consolidated financial statements.

EBITDA* AND RECONCILIATION TO INCOME BEFORE TAXES AND MINORITY INTEREST

Hydro’s steering model, Value-Based Management, reflects Hydro’s focus on cash flow-based indicators, before and after taxes, to measure performance in Hydro’s operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values and goodwill in non-consolidated investees. Hydro’s definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of the company’s operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles. Hydro’s definition of EBITDA can differ from that of other companies. The most directly comparable GAAP performance measure to EBITDA is operating income.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

	First quarter		Year
NOK million	2003	2002	2002

Hydro Oil and Energy	8,668	5,847	25,340
Hydro Aluminium	1,572	899	4,334
Hydro Agri	1,202	1,383	3,945
Other Activities	260	163	1,044
Corporate and Eliminations	(538)	296	995

Total EBITDA	11,164	8,588	35,658

Depreciation, depletion and amortization	(3,622)	(2,967)	(13,912)
Amortization of excess values in non-consolidated investees	(29)	(27)	(235)
Interest expense	(740)	(817)	(3,189)
Capitalized interest	178	117	607
Net foreign exchange gain/(loss)	(469)	(96)	3,262
Other financial items	(28)	(36)	(163)

Income before tax and minority interest	6,454	4,762	22,028

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

* EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	10,383	7,389	32,970
Energy and Oil Marketing	13,120	10,833	45,914
Eliminations	(6,757)	(5,155)	(23,039)

Hydro Oil and Energy	16,746	13,067	55,845

Metals	11,202	7,873	39,646
Rolled Products	4,521	1,538	14,790
Extrusion and Automotive	6,115	5,633	24,245
Other and eliminations	(4,678)	(1,872)	(13,630)

Hydro Aluminium	17,160	13,172	65,051

Hydro Agri	9,078	9,077	33,348

Other activities	4,410	4,931	21,769
Corporate and Eliminations	(2,580)	(2,481)	(8,973)

Total	44,814	37,766	167,040

EXTERNAL REVENUES

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	3,985	2,201	10,136
Energy and Oil Marketing	12,056	9,847	41,929
Eliminations	(416)	(253)	(965)

Hydro Oil and Energy	15,625	11,795	51,100

Metals	6,618	5,950	26,025
Rolled Products	4,362	1,479	14,135
Extrusion and Automotive	6,098	5,615	24,186
Other and eliminations	42	86	162

Hydro Aluminium	17,120	13,130	64,508

Hydro Agri	9,016	8,884	32,818

Other activities	3,339	3,947	17,988
Corporate and eliminations	(286)	10	626

Total	44,814	37,766	167,040

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	6,398	5,188	22,834
Energy and Oil Marketing	1,064	986	3,986
Eliminations	(6,341)	(4,902)	(22,075)

Hydro Oil and Energy	1,121	1,272	4,745

Metals	4,584	1,923	13,621
Rolled Products	159	59	655
Extrusion and Automotive	17	18	59
Other and eliminations	(4,720)	(1,958)	(13,792)

Hydro Aluminium	40	42	543

Hydro Agri	62	193	530

Other activities	1,071	984	3,781
Corporate and eliminations	(2,294)	(2,491)	(9,599)

Total	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	2,241	1,837	8,242
Energy and Oil Marketing	143	188	764
Eliminations	—	—	—

Hydro Oil and Energy	2,384	2,025	9,006

Metals	351	194	1,117
Rolled Products	148	36	496
Extrusion and Automotive	267	207	1,010
Other and eliminations	—	—	—

Hydro Aluminium	766	437	2,623

Hydro Agri	261	298	1,172

Other activities	210	203	1,100
Corporate and eliminations	1	4	11

Total	3,622	2,967	13,912

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	5,482	3,008	13,137
Energy and Oil Marketing	715	699	2,784
Eliminations	(22)	—	26

Hydro Oil and Energy	6,175	3,707	15,947

Metals	572	256	1,690
Rolled Products	—	(14)	(295)
Extrusion and Automotive	52	(24)	14
Other and eliminations	29	127	289

Hydro Aluminium	653	345	1,698

Hydro Agri	807	958	2,207

Other activities	(5)	(94)	13
Corporate and eliminations	(858)	(93)	(24)

Total	6,772	4,823	19,841

EBITDA

	First quarter		Year
NOK million	2003	2002	2002

Exploration and Production	7,770	4,929	21,593
Energy and Oil Marketing	920	918	3,721
Eliminations	(22)	—	26

Hydro Oil and Energy	8,668	5,847	25,340

Metals	1,047	550	2,703
Rolled Products	168	28	258
Extrusion and Automotive	329	194	1,084
Other and eliminations	28	127	289

Hydro Aluminium	1,572	899	4,334

Hydro Agri	1,202	1,383	3,945

Other activities	260	163	1,044
Corporate and eliminations	(538)	296	995

Total	11,164	8,588	35,658

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME - EBIT – EBITDA FIRST QUARTER 2003

				Selected			Depr.
	Operating	Non-cons.	Interest	Financial	Other		and
NOK million	income	investees	income	items	income	EBIT	Amort.	EBITDA

Exploration and Production	5,482	5	38	3	—	5,528	2,242	7,770
Energy and Oil Marketing	715	53	9	—	—	777	143	920
Eliminations	(22)	—	—	—	—	(22)	—	(22)

Hydro Oil and Energy	6,175	58	47	3	—	6,283	2,385	8,668

Metals	572	105	1	5	—	683	364	1,047
Rolled Products	—	7	1	—	—	8	160	168
Extrusion and Automotive	52	6	4	(1)	—	61	268	329
Other and eliminations	29	—	—	—	—	29	(1)	28

Hydro Aluminium	653	118	6	4	—	781	791	1,572

Hydro Agri	807	91	42	—	—	940	262	1,202

Other activities	(5)	10	40	(19)	23	49	211	260
Corporate and eliminations	(858)	—	280	21	17	(540)	2	(538)

Total	6,772	277	415	9	40	7,513	3,651	11,164

EBITDA

	2003	2002
NOK million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Exploration and Production	7,770	6,729	4,624	5,311	4,929
Energy and Oil Marketing	920	1,132	827	844	918
Eliminations	(22)	26	—	—	—

Hydro Oil and Energy	8,668	7,887	5,451	6,155	5,847

Metals	1,047	964	474	715	550
Rolled Products	168	47	101	82	28
Extrusion and Automotive	329	285	274	331	194
Other and eliminations	28	20	(22)	164	127

Hydro Aluminium	1,572	1,316	827	1,292	899

Hydro Agri	1,202	645	719	1,198	1,383

Other activities	260	333	365	183	163
Corporate and eliminations	(538)	274	128	297	296

Total	11,164	10,455	7,490	9,125	8,588

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS 1)

	First quarter		Year
NOK million	20032)	2002	2002

Exploration and Production	3,357	2,187	14,074
Energy and Oil Marketing	204	83	622
Eliminations	—	—	—

Hydro Oil and Energy	3,561	2,270	14,696

Metals	742	12,812	12,728
Rolled Products	58	4,614	7,437
Extrusion and Automotive	220	4,187	5,153
Other and eliminations	—	—	—

Hydro Aluminium	1,020	21,613	25,318

Hydro Agri	136	195	1,543

Other activities	82	2,268	3,115
Corporate and eliminations	11	57	1,044

Total	4,810	26,403	45,716

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,932 million.

QUARTERLY RESULTS

	2003	2002
NOK million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	44,814	44,007	40,813	44,454	37,766
Operating income	6,772	5,996	3,945	5,077	4,823
EBITDA	11,164	10,455	7,490	9,125	8,588
Net income	2,482	3,280	513	2,840	2,132
Earnings per share (NOK)	9.60	12.70	2.00	11.00	8.30

	2003	2002
EUR million	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	5,660	6,049	5,555	5,996	4,897
Operating income	855	824	537	685	625
EBITDA	1,410	1,437	1,019	1,231	1,114
Net income	313	451	70	383	276
Earnings per share (EUR)	1.20	1.80	0.30	1.50	1.10

Amounts have been converted to EURO for convenience using the end exchange rate (NOK/EUR) in effect during the quarters as follows:

7.9176	7.2754	7.3469	7.4145	7.7116

VAW ACQUISITION

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydro’s consolidated results from that date. VAW had operations in more than 20 countries. The major part of these activities are located in the EU. In addition, VAW had important operations located in North America and the Pacific region. VAW is fully integrated into Hydro’s aluminium operations.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro’s cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and was completed during first quarter 2003. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction.

Because VAW’s inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

NOK million

Preliminary allocation of purchase price:
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment, less accumulated depreciation, depletion and amortization	16,592
Other assets	6,140
Total current liabilities	(9,517)
Total long-term liabilities	(10,022)
Minority shareholders’ interest in consolidated subsidiaries	(356)

Estimated fair value of assets in VAW as of March 15, 2002	14,844

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2002.

	First quarter	Year
NOK million	2002	2002

Operating revenues	43,886	174,630
Operating income	5,181	20,554
EBITDA	9,110	36,878
Net income	2,224	9,125

Earnings per share in NOK	8.60	35.30

VAW’s results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2002 is not material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: April 28, 2003